UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) of the securities exchange act of 1934

For the fiscal year ended December 31, 2013

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                    to

Commission file number 0-51813

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

Liquidity Services, Inc. 401(k) Profit Sharing Plan & Trust

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Liquidity Services, Inc.

1920 L Street, N.W., 6th Floor

Washington, D.C. 20036

Liquidity Services, Inc. 401(k) Profit Sharing Plan & Trust

Report of Independent Registered Public Accounting Firm

Plan Administrator

Liquidity Services, Inc. 401(k) Profit Sharing Plan & Trust

We have audited the accompanying statements of net assets available for benefits of the Liquidity Services, Inc. 401(k) Profit Sharing Plan & Trust as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

McLean, Virginia

June 27, 2014

Liquidity Services, Inc. 401(k) Profit Sharing Plan & Trust

Statements of Net Assets Available for Benefits

	December 31
	2013	2012
Assets
Investments, at fair value	$32,121,186	$24,334,823

Receivables:
Employer contributions	194,742	200,560
Participant contributions	108,951	73,478
Participant loans	573,221	592,379
Total receivables	876,914	866,417
Total assets	32,998,100	25,201,240

Excess contributions payable	—	23,191
Net assets available for benefits	$32,998,100	$25,178,049

The accompanying notes are an integral part of these financial statements.

Liquidity Services, Inc. 401(k) Profit Sharing Plan & Trust

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2013

Additions
Contributions:
Participants	$3,503,336
Employer	1,679,658
Rollovers	398,805
Total contributions	5,581,799

Investment income
Dividend and interest income	1,712,009
Net realized and unrealized appreciation in the fair value of investments	3,923,466
Total investment income	5,635,475

Interest income from notes receivable from participants	25,009
Total additions	11,242,283

Deductions
Benefits paid	3,411,788
Deemed distributions	1,130
Professional and loan fees	9,314
Total deductions	3,422,232
Net increase	7,820,051

Net assets available for benefits
Beginning of year	25,178,049
End of year	$32,998,100

The accompanying notes are an integral part of these financial statements.

Liquidity Services, Inc. 401(k) Profit Sharing Plan & Trust

Notes to Financial Statements

December 31, 2013

1.      Description of Plan

General

The following description of the Liquidity Services, Inc. 401(k) Profit Sharing Plan & Trust (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan covering substantially all US employees of Liquidity Services, Inc. (the Company or the Plan Administrator). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code (Code) as amended by the Tax Reform Act of 1986 and subsequent legislation.

Contributions

Participants may contribute, on a pretax basis, up to the maximum amount allowable by the Code ($17,500 for 2013 and $17,000 for 2012). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Rollover contributions from other qualified plans are permitted.  Participants direct the investment of their contribution into various investment options offered by the Plan.

Effective January 1, 2012, the plan changed to a safe harbor 401(k) plan. Discretionary employer matching contributions will be up to 4% of eligible compensation contributed to the Plan. In addition, the Company may make annual discretionary employer matching contributions. Employer safe harbor matching contributions will equal 100% of the first 3% of eligible compensation and 50% of the next 2% of eligible compensation, contributed to the Plan as deferral contributions. Participants will be 100% vested in these employer safe harbor matching contributions when they are made. Participants are given written notice describing their rights and obligations under the Plan generally 30 days to 90 days prior to the beginning of Plan Years for which contributions will be made.

The Company may also make a discretionary contribution. No such contributions were made in 2013.

Liquidity Services, Inc. 401(k) Profit Sharing Plan & Trust

Notes to Financial Statements (continued)

1.      Description of Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions and the Plan earnings. The Plan’s earnings are allocated to each participant in the ratio that each such participant’s account balance for each fund bears to the total balance in that fund of all eligible participants on the date of each such allocation. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions and the Company’s contributions plus actual earnings thereon, and such amounts are nonforfeitable. Prior to January 1, 2012, vesting in the Company’s contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 50% vested after two full years of service and 100% vested after three years of service in all prior and subsequent contributions by the Company. A participant becomes fully vested upon disability or death or reaching normal retirement age, as defined by the Plan.

Payment of Benefits

On termination of service due to death, total disability, or retirement, a participant’s account shall be distributed in a lump-sum payment equal to the value of the participant’s account balance. Upon reaching age 59 ½, participants are permitted to withdraw upon request all or any portion of their account balance. On termination of employment, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Subject to certain restrictions, participants may also withdraw from their account for financial hardships. Upon distribution of benefits to a participant, any unvested amounts are forfeited to the Plan and may be used to reduce future Company contributions. As of December 31, 2013 and 2012, the balance of forfeited funds was $15,318 and $0, respectively, and forfeitures used to reduce Company contributions for 2013 were approximately $4,782, respectively.

Liquidity Services, Inc. 401(k) Profit Sharing Plan & Trust

Notes to Financial Statements (continued)

1.      Description of Plan (continued)

In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Investment Funds

At December 31, 2013 and 2012, all Plan investments were held by Fidelity Management Trust Company (Fidelity), the trustee of the Plan.

Participant Loans

Participants may borrow from their accounts up to a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balance during the prior 12 months, or 50% of their account balance per the provisions set forth in the Plan document. Loans are issued with repayment terms that do not exceed 60 months, are secured by the balance in the participant’s account, and bear interest at the prime rate as reported by Thomson Reuters plus 1%. In the event the loan proceeds are to be applied to the purchase of the applicant’s primary residence, the loan duration may exceed five years.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue the Company’s contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

Liquidity Services, Inc. 401(k) Profit Sharing Plan & Trust

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Participant Loans

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as professional and loan fees and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Liquidity Services, Inc. 401(k) Profit Sharing Plan & Trust

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Mutual funds are valued based on quoted market prices in an active market. See Note 4 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.  Net realized and unrealized appreciation includes the Plan’s gain and losses on investments bought and sold as well as held during the year.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions.  All excess contributions payable as of December 31, 2012 were distributed to the applicable participants during 2013.  There were no excess contributions payable to participants as of December 31, 2013.

Administrative Expenses

Substantially all of the Plan’s administrative expenses are paid by the Company.

New Accounting Pronouncements

The Plan adopted FASB Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS, (ASU 2011-04) on January 1, 2012. ASU 2011-04 amended ASC 820, Fair Value Measurement, to converge the fair value measurement guidance in US GAAP and International Financial Reporting Standards (IFRS). Some of the amendments clarified the application of existing fair value measurement requirements, while other amendments changed a particular principle in ASC 820. In addition, ASU 2011-04 required additional fair value disclosures. Adoption of ASU 2011-04 did not have an effect on the Plan’s net assets available for benefits.

Liquidity Services, Inc. 401(k) Profit Sharing Plan & Trust

Notes to Financial Statements (continued)

3. Investments

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2013 and 2012:

2013
Fidelity Puritan Fund	$3,691,188
Spartan 500 Index Fund — Fidelity Advantage Class	3,355,717
Fidelity Dividend Growth Fund	3,005,214
T. Rowe Price New Horizons	2,687,591
Fidelity Money Market Trust Retirement Money Market Portfolio	2,042,506
PIMCO Total Return Fund Administrative Class	1,905,448
Harbor International Inv CL	1,725,607
Fidelity OTC Portfolio	1,688,005
Fidelity Freedom 2020	1,650,641

Liquidity Services, Inc. 401(k) Profit Sharing Plan & Trust

Notes to Financial Statements (continued)

3. Investments (continued)

2012
Fidelity Puritan Fund	$3,128,988
Spartan 500 Index Fund — Fidelity Advantage Class	2,237,838
Fidelity Money Market Trust Retirement Money Market Portfolio	2,221,586
Fidelity Dividend Growth Fund	2,198,092
PIMCO Total Return Fund Administrative Class	2,121,835
T. Rowe Price New Horizons	1,548,017
Harbor International Inv CL	1,416,574
Fidelity Freedom 2020	1,366,982

4.                                      Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

•                  Level 1 — Inputs to the valuation methodology are unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Liquidity Services, Inc. 401(k) Profit Sharing Plan & Trust

Notes to Financial Statements (continued)

4.              Fair Value Measurements (continued)

•                  Level 2 — Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•                  Quoted prices for similar assets or liabilities in active markets;

•                  Quoted prices for identical or similar assets or liabilities in markets that are not active;

•                  Observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals);

•                  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•                  Level 3 — Inputs to the valuation methodology are unobservable inputs for the asset or liability (i.e., supported by little or no market activity) and significant to the fair value measurement.

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

We value our mutual funds held at fair value using the daily closing price as reported by the fund.  Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission.  These funds are required to publish their daily net asset value and to transact at that price.  The mutual funds held by the Plan are actively traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other markets participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Liquidity Services, Inc. 401(k) Profit Sharing Plan & Trust

Notes to Financial Statements (continued)

4.                                      Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Mutual funds:
Equity	$27,539,995	$—	$—	$27,539,995
Fixed income	2,538,685	—	—	2,538,685
Money market	2,042,506	—	—	2,042,506
Total assets at fair value	$32,121,186	$—	$—	$32,121,186

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Mutual funds:
Equity	$19,400,859	$—	$—	$19,400,859
Fixed income	2,712,378	—	—	2,712,378
Money market	2,221,586	—	—	2,221,586
Total assets at fair value	$24,334,823	$—	$—	$24,334,823

Liquidity Services, Inc. 401(k) Profit Sharing Plan & Trust

Notes to Financial Statements (continued)

5. Income Tax Status

The underlying volume submitter plan has received an advisory letter from the Internal Revenue Service (IRS) dated March 31, 2008, stating that the form of the plan is qualified under Section 401(a) of the Internal Revenue Code, and, therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2013-6 and Revenue Procedure 2011-49, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS advisory letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

U.S. GAAP  requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is determined to be more likely than not to be sustained upon examination by the IRS, based on the position’s technical merits. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

6. Investment Risks

The Plan provides for investments in various investment securities, which are exposed to various risks such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participant’s account balance and the amounts reported in the statement of net assets available for benefits.

Liquidity Services, Inc. 401(k) Profit Sharing Plan & Trust

Notes to Financial Statements (continued)

7. Subsequent Events

On March 3, 2014, the Plan made available Liquidity Services, Inc. stock as an investment option under the Plan. In order to provide Liquidity Services, Inc. stock as an investment option, the Board of Directors of Liquidity Services, Inc. approved and filed on March 3, 2014, a Form S-8 with the Securities and Exchange Commission (SEC) to register the shares expected to be purchased under the Plan. Under SEC rules, once the S-8 is filed, the Plan is required to file an annual report on Form 11-K including the Plan’s audited financial statements.

Management has evaluated subsequent events for the Plan through the date that these financial statements were issued and filed with the Securities and Exchange Commission.

Supplemental Schedules

Liquidity Services, Inc. 401(k) Profit Sharing Plan & Trust

EIN: 52-2209244

Schedule H, Line 4i
Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value

PIMCO Total Return Fund Administrative Class	Mutual Fund	*	$1,905,448
T. Rowe Price New Horizons	Mutual Fund	*	2,687,591
T. Rowe Price Equity Income Fund Advisor Class	Mutual Fund	*	502,648
RidgeWorth Mid-Cap Value Eq CL I	Mutual Fund	*	782,576
Harbor International Inv CL	Mutual Fund	*	1,725,607
Prudential Jennison Mid Cap Growth Fund Class A	Mutual Fund	*	752,589
PIMCO Real Return Fund Administrative Class	Mutual Fund	*	379,114
Heartland Value Plus	Mutual Fund	*	595,687
Invesco Developing Markets Fund Institutional Class	Mutual Fund	*	275,989
Fidelity Puritan Fund**	Mutual Fund	*	3,691,188
Fidelity Contrafund**	Mutual Fund	*	1,609,545
Fidelity OTC Portfolio**	Mutual Fund	*	1,688,005
Fidelity Dividend Growth Fund**	Mutual Fund	*	3,005,214
Fidelity Freedom Income Fund**	Mutual Fund	*	174,903
Fidelity Freedom 2000 Fund**	Mutual Fund	*	77,629
Fidelity Freedom 2010 Fund**	Mutual Fund	*	136,310
Fidelity Freedom 2020 Fund**	Mutual Fund	*	1,650,641
Fidelity Freedom 2030 Fund**	Mutual Fund	*	618,690
Spartan Extended Market Index Fund	Mutual Fund	*	538,967
Spartan International Index Fund	Mutual Fund	*	246,166
Fidelity Money Market Trust Retirement**	Mutual Fund	*	2,042,506
Spartan 500 Index Fund	Mutual Fund	*	3,355,717
Fidelity Freedom 2040 Fund**	Mutual Fund	*	597,592
Fidelity Freedom 2005 Fund**	Mutual Fund	*	1,590
Fidelity Freedom 2015 Fund**	Mutual Fund	*	279,644
Fidelity Freedom 2025 Fund**	Mutual Fund	*	1,101,565
Fidelity Freedom 2035 Fund**	Mutual Fund	*	461,111
Fidelity Freedom 2045 Fund**	Mutual Fund	*	618,009
Fidelity Freedom 2050 Fund**	Mutual Fund	*	518,641
Fidelity Freedom 2055 Fund**	Mutual Fund	*	100,304
			32,121,186
Participant loans**	Interest rates from 3.25% to 9.25%; varying maturities		573,221
	Total investments		$32,694,407

*   Cost information is not required. All assets are participant directed.

** Represents a party-in-interest

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Liquidity Services, Inc. 401(k) Profit Sharing Plan & Trust
(on behalf of Liquidity Services, Inc. 401(k) Profit Sharing Plan)

Date: June 27, 2014

By:	/s/ MICHAEL LUTZ
Michael Lutz
Trustee